[Letterhead of McKee Nelson LLP]

January 12, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3561
Washington, DC 20549

Attention: H. Yuna Peng

Re:

Collegiate Funding of Delaware, L.L.C.
File No. 333-137587
Registration Statement on Form S-3, Revised Submission

Dear Ms. Peng:

On September 25, 2006, our client, Collegiate Funding of Delaware, L.L.C. (the “Company”) delivered to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) the above-referenced Registration Statement (the “Registration Statement”).  On November 17, 2006, the Company submitted its response to the Staff’s comments set forth in the Commission’s letter to us dated October 20, 2006.

On behalf of the Company, submitted below are the Company’s responses to the comments (the “Comments”) of the Staff set forth in the Commission’s letter dated December 13, 2006.  The Company has also prepared a revised Registration Statement in response to the Staff’s Comments and is filing concurrently with this letter Amendment No. 2 to the Registration Statement, which reflects these revisions.

For your convenience, the Company’s responses have been placed in the order in which the Staff presented its Comments and the text of the Comment is presented in bold and italics before each response.  In order to assist your monitoring, we have responded to the Comment and/or have described how the Registration Statement was amended in response to the Comment.  Page references in the text of this letter correspond to the pages of the amended Registration Statement.

General

1.

Comment: From your response to our prior comment five, it appears that an affiliate of the depositor will be involved in the reset or remarketing of securities.  We reissue the comment.  Please clarify in your response why you do not believe you will need to register the remarking transactions.  It is unclear to us what you are referring to in the second paragraph of your response.

Response: We have amended the cover page of the Registration Statement to indicate that, in addition to the amount of securities being registered, the Registration Statement also registers an unlimited principal amount of remarketed reset rate securities offered in remarketing transactions in connection with each reset date.  In addition, the cover page of the Registration Statement provides that the Registration Statement may be used on any reset date in connection with resales by JPMorgan Chase Bank, National Association (or one of its affiliates) following any prior exercise of the call option with respect to reset rate securities previously offered by the Company.  With respect to registration fees, it is our understanding that it is the Staff’s position that it will not require any additional registration fee with respect to the remarketing of any class of remarketed reset rate securities that was previously offered, other than in connection with the remarketing of a class of remarketed reset rate securities following an exercise of the call option by JPMorgan Chase Bank, National Association (or one of its affiliates).

2.

Comment: We note your response to our prior comment seven, but reissue the comment.  If credit enhancement is provided by an entity that would fall under Item 1114, please provide bracketed disclosure in an appropriate place regarding the financial information that will be provided if such entity is liable or contingently liable to provide payments representing 10% or more of the cash flow supporting any offered class.  Refer to Item 1114(b) of Regulation AB.

Response: The prospectus supplement has been revised in accordance with this comment.  Please see page S-53 of the prospectus supplement.

Prospectus Supplement

The Trust Student Loans, page S-4

3.

Comment: We note your response to our prior comment 14.  Please revise your disclosure in the document to indicate that the consolidated loan add-on period will not extend beyond the permitted prefunding period.

Response: The prospectus supplement has been revised in accordance with this comment.  Please see page S-5 of the prospectus supplement.

Credit Enhancement, page S-10

4.

Comment: We note your response to our prior comment 15.  Please summarize how losses not covered by credit enhancement or support will be allocated among the classes of securities, if applicable.  Refer to Item 1103(a)(3)(ix) of Regulation AB.

Response: The prospectus supplement has been revised in accordance with this comment.  Please see page S-11 of the prospectus supplement.

Base Prospectus

Other Accounts, page 6

5.

Comment: We note your response to our prior comment 22 and reissue the comment.  All possible accounts should be described in the base prospectus.  Please revise to provide a brief description of each type of account contemplated in an appropriate place in the prospectus.  Only providing a list is not sufficient.

Response: The base prospectus has been revised in accordance with this comment.  Please see pages 4 through 8 of the base prospectus.

Additional Fundings, page 50

6.

Comment: We note your response to our prior comment 27 and your disclosure that the additional student loans will have the same general character as the original trust student loans in the related pool.  Please revise to clarify the acquisition or underwriting criteria for additional pool assets to be acquired during the prefunding or revolving period, including a description of any differences from the criteria used to select the current pool.  Refer to Item 1111(g)(7) of Regulation AB.

Response: The base prospectus has been revised in accordance with this comment.  Please see pages 51 and 52 of the base prospectus.

Supplemental Purchase Period, page 51

7.

Comment: In response to comment 28 of our letter dated October 20, 2006 you explain that the supplemental purchase period deals with the “amortization of the trust student loans during the period between the statistical cutoff date and the closing date.” In contrast, the prefunding period deals with the “overissuance of notes on the closing date and the deposit of cash in a prefunding account with the intention of purchasing additional collateral after the closing date to back those notes.”  However, you state on page 49 that if a supplemental purchase account exists, it “will exist as a component of prefunding.”  Please either revise the disclosure or advise.

In this regard, please provide a brief description of the supplemental purchase period here, similar to what you have provided to us in your supplemental response.

Response: The base prospectus has been revised in accordance with this comment.  Please see page 51 of the base prospectus.

Derivative Agreements, page 111

8.

Comment: We note your response to our prior comment 29 and your revised disclosure.  We reissue the comment, in part.  Please revise to include a brief description in the base prospectus of each of the types of derivative agreements that you have listed.

Response: The base prospectus has been revised in accordance with this comment.  Please see pages 113 and 114 of the base prospectus.

Please contact me at 917-777-4333 or mjospeh@mckeenelson.com, or my partner Reed Auerbach at 917-777-4400 or rauerbach@mckeenelson.com, should you want to discuss any of the matters raised in this letter.

Sincerely,

/s/ Matthew  P.  Joseph

Matthew P. Joseph

cc:

Fay Triffler

JPMorgan Chase Bank, National Association

Eve Ngan

JPMorgan Chase Bank, National Association